

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ______________

Commission file number 1-225

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kimberly-Clark Corporation 401(k) and Profit Sharing Plan

401 North Lake Street
Neenah, Wisconsin 54956

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas 75261-9100

1. Financial Statements and Schedules

The financial statements and supplemental schedule included with this Form 11-K have been prepared in accordance with the Employee Retirement Income Security Act of 1974.

2. Kimberly-Clark Corporation 401(k) and Profit Sharing Plan

The Report of Independent Registered Public Accounting Firm with respect to the financial statements of the Kimberly-Clark Corporation 401(k) and Profit Sharing Plan is set forth in the financial statements filed as Exhibit 99.1.

3. Exhibits

No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, dated June 24, 2011
99.1	Kimberly-Clark Corporation 401(k) and Profit Sharing Plan Financial Statements as of December 31, 2010 and for the Year Then Ended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Kimberly-Clark Corporation, as Plan Administrator of the Kimberly-Clark Corporation 401(k) and Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION 401(k) AND PROFIT SHARING PLAN

Date: June 24, 2011

By: Kimberly-Clark Corporation
Plan Administrator

By: Wesley E. Wada
Wesley E. Wada
Vice President, Compensation, Benefits and Health Services

EXHIBIT INDEX

Exhibit	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, dated June 24, 2011
99.1	Kimberly-Clark Corporation 401(k) and Profit Sharing Plan Financial Statements as of December 31, 2010 and for the Year Then Ended

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-163891 of Kimberly-Clark Corporation on Form S-8 of our report relating to the financial statements of Kimberly Clark-Corporation 401(k) and Profit Sharing Plan dated June 24, 2011, appearing in this Annual Report on Form 11-K of the Kimberly-Clark Corporation 401(k) Profit Sharing Plan for the year ended December 31, 2010.

Deloitte & Touche LLP

Dallas, Texas
June 24, 2011

EXHIBIT 99.1

KIMBERLY-CLARK CORPORATION 401(k) & PROFIT SHARING PLAN

Financial Statements
As of December 31, 2010,
and for the Year Then Ended,
Supplemental Schedules
As of December 31, 2010, and for the Year Then Ended,
and Report of Independent Registered Public Accounting Firm

KIMBERLY-CLARK CORPORATION 401(k) & PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.



Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Kimberly-Clark Corporation 401(k) and Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the Kimberly-Clark Corporation 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2011

KIMBERLY-CLARK CORPORATION
401(k) & PROFIT SHARING PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010
(Dollars in thousands)

	2010
Assets	
Investments at Fair Value:	
Cash equivalents	$ 31,334
Kimberly-Clark Corporation stock fund	185,110
Collective funds	1,790,960
Self-Directed Brokerage Account	115,673
Total Investments	2,123,077
Receivables:	
Dividends	2,128
Interest	95
Due from broker	1,330
Employee contributions	4,668
Employer matching contributions	1,888
Employer profit sharing contributions	25,978
Notes receivable from participants	16,823
Total Receivables	52,910
Total Assets	2,175,987
Liabilities	
Fees payable	1,411
Due to broker	1,640
Total Liabilities	3,051
Net Assets Available for Benefits, at fair value	2,172,936
Adjustment from fair value to contract value for benefit-responsive investment contracts	(3,037)
Net Assets Available for Benefits	$ 2,169,899

See notes to financial statements.

KIMBERLY-CLARK CORPORATION
401(k) & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010
(Dollars in thousands)

		2010
Additions to Net Assets Available for Benefits		
Investment income:		
Net appreciation in fair value of investments	$	176,779
Dividends - Kimberly-Clark Corporation stock		11,323
Dividends - stock in SDBA		2,071
Interest		97
Net investment income		190,270
Contributions:		
Employee contributions		81,847
Employer profit sharing contributions		25,978
Employer matching contributions		34,405
Employer retirement contribution		4,025
Forfeitures used to reduce employer contributions		(494)
Total contributions		145,761
Interest on notes receivable from participants		973
Total Additions		337,004
Deductions from Net Assets Available for Benefits		
Distributions of employee account balances		151,846
Administrative expenses		4,432
Total Deductions		156,278
Net increase prior to transfers		180,726
Transfer from Kimberly Clark Corporation 401(k) & Retirement Contribution Plan		1,977,883
Transfer from Jackson Products, Inc. Retirement & Profit Sharing Plan		11,290
Total Transfers		1,989,173
Net Increase		2,169,899
Net Assets Available for Benefits		
Beginning of Year		-
End of Year	$	2,169,899

See notes to financial statements.

KIMBERLY-CLARK CORPORATION 401(k) & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (Dollars in thousands)

1. DESCRIPTION OF PLAN

The following brief description of the Kimberly-Clark Corporation 401(k) & Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan was adopted on January 1, 2010. Until December 31, 2009 (Date of Merger), the Kimberly-Clark Corporation Incentive Investment Plan ("IIP") and the Kimberly-Clark Corporation Retirement Contribution Plan, participated in the Kimberly-Clark Corporation Defined Contribution Plans Trust ("Master Trust") for investment and administrative purposes. As of the end of the day on December 31, 2009, the Retirement Contribution Plan was merged into the Incentive Investment Plan to form a single plan. A resolution by Kimberly-Clark Corporation dated April 17, 2009 established the merger effective date to be December 31, 2009. Effective January 1, 2010 the merged Incentive Investment Plan was amended and restated as the Kimberly-Clark Corporation 401(k) & Retirement Contribution Plan ("RCP"), and applicable assets were transferred to the Plan or remained in the RCP dependent upon participant eligibility. The assets of the Plan are held with The Northern Trust Company ("Trustee").

The Plan is a defined contribution plan covering eligible employees of Kimberly-Clark Corporation (the "Corporation"), and its participating subsidiaries. Effective January 1, 2010, the Plan became an employee stock ownership plan, as defined in Section 4975 of the Internal Revenue Code of 1986 (the "Code"). The Plan is designed to invest primarily in qualifying employer securities, as defined in Section 409(l) of the Code. Salary and hourly non-union (unless bargained) employees of Kimberly-Clark Corporation and its participating U.S. subsidiaries (collectively, the "Employer") are eligible to participate in the Plan. The Board of Directors of the Corporation or its delegate may change the eligibility and other provisions of the Plan from time to time.

Contributions: An eligible employee may elect to make contributions that are deducted from compensation paid by the Employer before federal income taxes are withheld ("401(k) contributions"), after-tax contributions, and Roth 401(k) contributions in any combination up to 50% in whole percentages or flat dollar amounts of base salary. 401(k) contributions, after-tax contributions, and Roth 401(k) contributions in any combination up to 4% of base salary are eligible for employer matching contributions. Participants that are new hires or re-hires are automatically enrolled in the Plan at a 6% 401(k) contribution rate.

Company Match Safe Harbor contributions ("employer matching contributions") are determined based upon a percentage of qualifying employee contributions. The Corporation makes a matching contribution of 100% on the first 4% of eligible earnings. The Safe Harbor contributions are not required to meet anti-discrimination requirements and testing and no longer requires distinction of highly compensated employees. Employer matching contributions are accounted for separately and share in the net appreciation or depreciation in fair value of investments, dividends, interest and expenses in the same manner as contributions made by a participant. All employer matching contributions are invested according to the participants' contribution investment elections. Employer matching contributions and future earnings (losses) on that amount can be reallocated to another investment fund within the Plan.

The Plan also provides a true-up ("match true-up") of employer matching contributions that ensures participants receive the full employer matching contributions based on the annual amount the participant contributed to the Plan. The contribution is deposited into the participant's account during the first quarter of the following year. The total match true-up for 2010 was $464 and it is included in the employer matching contribution receivable on the Statement of Net Assets Available for Benefits.

The Employer makes an annual profit sharing contribution for each eligible employee based on the earnings per share performance and the CEO's discretion from a range of 0% to 6% of eligible earnings. The contribution is deposited into participants' accounts as soon as administratively possible. The contribution for 2010 was 2.7% of eligible earnings and totaled $25,978 and was deposited into participants' accounts in February 2011.

The Plan provisions allowed a one-time Retirement Contribution for eligible participants based on their December 2009 eligible pay that was paid in January 2010. The contribution is represented on the Statement of Changes totaling $4,025.

Employee contributions receivable as of December 31, 2010, presented on the Statement of Net Assets Available for Benefits of $4,668 includes 401(k) contributions receivable of $3,918 and after-tax, rollover, and Roth 401(k) contributions receivable, collectively, of $750. The employee contributions presented on the Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2010 of $81,847 includes 401(k) contributions of $71,634 and after-tax and Roth 401(k) contributions, collectively, of $10,213.

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the employer matching contributions, Plan earnings, and charged with an allocation of Plan losses including expenses.

Investments: All investment elections are held by the Trustee and participant contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. Participants can elect to have their contributions in any of the fifteen fund options available. The fund options consist of Kimberly-Clark Corporation Stock Fund ("K-C Stock Fund"), two different collective funds offered by Ameriprise which are the Money Market and Stable Income Fund and eleven collective funds offered by BlackRock which include the Russell 1000 Value Fund T, Russell 2000 Index Non-Lendable Fund F, U.S. Debt Index Non-Lendable Fund F, Equity Index Non-Lendable Fund F, Russell 1000 Growth Fund T, MSCI EAFE Equity Index Non-Lendable Fund F, and five Target Date funds. The participant can also choose from a broad range of funds offered through a brokerage account.

Vesting: Participants are immediately vested in their 401(k), after-tax, Roth 401(k), and rollover contributions. Vesting in company match and profit sharing contributions occurs after two years of service.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1 up to a maximum of 50% or $50 of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime +1 interest rate as published in the Wall Street Journal on the 15th of the month prior to the first day of the month to which it applies. Principal and interest is paid ratably through payroll deductions. A participant may have only one outstanding loan. A loan processing fee of fifty dollars is charged to the participant. A loan may be a general purpose loan which must be repaid within a maximum of four years; or a primary residence loan, which must be repaid within a maximum of ten years.

Distributions: Upon termination of a participant's employment and after two years or more of qualified service, or because of death, the value of the participant's accounts, including the value of all employer matching and profit sharing contributions, is distributable in either a lump sum or partial amount per the participant's request. An automatic distribution will occur within 90 days if the participant's balance is $5 or less. If the balance is $1 or less, the distribution will be in the form of cash. If the balance is less than $5 but more than $1, the balance will automatically be rolled over to Millennium Trust, a financial services company servicing individuals, where a separate IRA account will be established for the participant. If termination occurs other than as noted above, the value of nonvested employer matching and profit sharing contributions is forfeited and used to reduce subsequent employer matching and profit sharing contributions to the Plan.

A participant invested in the K-C Stock Fund earns dividends quarterly and has the option to reinvest the dividends earned into the fund or receive a distribution. Distributions payable for K-C Stock Fund dividends at December 31, 2010 were $2,128.

Withdrawals: A participant may withdraw the value of their after-tax accounts and the value of employer matching contributions and profit sharing, if vested. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, Roth 401(k) contributions and profit sharing and earnings credited, in the case of hardship or after attaining age 59½. The participant will be required to suspend subsequent contributions to the Plan for six months following any hardship withdrawal of 401(k) contributions and earnings thereon.

Forfeited Accounts: For the year ended December 31, 2010, forfeitures totaled $494. The forfeitures are used to offset employer contributions.

Voting of Company Stock: A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Corporation the number of whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account as of the valuation date coincident with the record date for the meeting. In addition, the participant has the right to determine whether whole shares of the Corporation's common stock held by the Trustee and attributable to his or her K-C Stock Fund account should be tendered in response to offers thereof.

2. ACCOUNTING PRINCIPLES AND PRACTICES

Basis of Accounting: The accompanying financial statements for the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America for defined contributions benefit plans. The significant accounting policies employed in the preparation of the accompanying financial statements are as follows.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Plan assets are invested in funds and securities as directed by plan participants. These investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Accordingly, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition: All investments are stated at fair value. The fair value the Corporation's common stock held by the Plan is determined as the last selling price on the last business day of the year, as published by an independent source.

The fair value of investments in commingled funds includes collective funds and is determined by the Plan's proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the year, as published by an independent source, for securities traded on major U.S. and Canadian exchanges; latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the year; institutional traders' round lot evaluations as of the last business day of the year for marketable securities of the U.S. government or its agencies. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Security transactions are recorded on the trade date. Cash equivalents represent the following: 1) funds held for distributions and transfers in the K-C Stock Fund, 2) funds held for pending participant disbursements in the Clearing account, and 3) funds invested in cash equivalent securities and pending transactions in the Self Directed Brokerage Account ("SDBA"). Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/ (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Stable Income Fund is a stable value fund which is invested in other funds that are commingled pools sponsored by Ameriprise. These funds may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

***Notes Receivable from Participants*:** Notes receivable from participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses: Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Distributions of Employee Account Balances: Distributions are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, were $304 at December 31, 2010.

Transfers into the Plan: As discussed in Note 1, effective January 1, 2010 the merged assets of the IIP were transferred to the Plan and the RCP. Participant accounts totaling $1,977,445 were transferred into the Plan. In addition, eligibility can be impacted if a participant changes their employment status to or from hourly union, resulting in a transfer of assets. For the year ended December 31, 2010, the total transfers into the Plan related to employment status change was $438. The total amount of transfers into the Plan from RCP amounted to $1,977,883 for the year ended December 31, 2010.

The Corporation completed an acquisition with Jackson Safety Products in 2009, and on January 5, 2010, $11,290 assets were transferred into the Plan from the Jackson Products, Inc. Retirement & Profit Sharing Plan.

3. FAIR VALUE MEASUREMENTS

ASC 820 *Fair Value Measurements and Disclosures* established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. In accordance with ASU 2010-06, the Plans disclosures to include the classification of investments on the basis of the nature and risk of the investments.

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2010.

	Fair Value Measurements at December 31, 2010			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		1	2	3
Cash Equivalents	$ 31,334	$ -	$ 31,334	$ -
Fixed Income	551,585	7,390	544,195	-
Assets Held Directly:	3,066	-	3,066	-
US Government & Municipals	285	-	285	-
US Corporate Debt	2,781	-	2,781	-
Held through Units of Mutual & Pooled Funds:	548,519	7,390	541,129	-
US Government & Municipals	1,598	1,598	-	-
US Corporate Debt	3,466	3,466		-
International Bonds	646	646	-	-
Multi-Sector	542,809	1,680	541,129	-
Equity	1,247,271	105,217	1,142,054	-
Assets Held Directly:	1,191,266	49,212	1,142,054	-
US Equity	1,190,075	48,021	1,142,054	-
International Equity	1,191	1,191	-	-
Held through Units of Mutual & Pooled Funds:	56,005	56,005	-	-
US Equity	36,424	36,424	-	-
International Equity	16,519	16,519	-	-
World Equity	3,062	3,062	-	-
Multi-Asset Class	292,887	-	292,887	-
Total	$ 2,123,077	$ 112,607	$ 2,010,470	$ -

As of December 31, 2010, there were no assets with a level 3 fair value determination. In addition, during 2010, there were no significant transfers of assets in the Plan among level 1, 2, or 3 fair value determinations.

4. NET ASSET VALUE (NAV) PER SHARE

The following table for December 31, 2010, sets forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010				
Investment	**Fair Value ***	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
Short-term investment funds (a)	$ 7,090	$ -	Daily	None	Daily
Fixed income funds (b)	541,129	-	Daily	None	Daily
Multi-asset class funds (c)	292,887	-	Daily	None	Daily
Equity index funds (d)	1,142,054	-	Daily	None	Daily
Total	$ 1,983,160	$ -			

*The fair values of the investments have been estimated using the net asset value of the investment.

(a) Short-term investment fund strategies seek to invest in high-quality, short-term securities which is included in cash and cash equivalents.
(b) Fixed income fund strategies seek to replicate the Barclays Capital Aggregate Bond Index or provide capital preservation and income.
(c) Multi-asset class funds are target date funds that seek to provide a diversified asset allocation consistent with the participants' current stage of life.
(d) Equity index fund strategies seek to replicate the return of an index of a specific financial market, such as the S&P 500 Index or Russell 2000 Index.

5. INVESTMENTS

The following table presents the fair value of investments as of December 31, 2010. Investments that represent five percent or more of the Plan's net assets are separately identified.

	2010
Investments at fair value:	
Cash equivalents	$ 31,334
Investments at fair value as determined by quoted market price:	
Kimberly-Clark Corporation Stock Fund	185,110
Investments at fair value:	
Collective funds- BlackRock:	
U. S. Debt Index Non-Lendable Fund F	224,263
Equity Index Non-Lendable Fund F	307,933
Russell 1000 Growth Fund T	140,821
Russell 2000 Index Non-Lendable Fund F	130,536
MSCI EAFE Equity Index Non-Lendable Fund F	283,132
LifePath Index 2025 Non-Lendable Fund F	102,833
Other	284,576
Collective funds – Ameriprise:	
Income Fund Z	173,630
Other	143,236
Self-Directed Brokerage Account	115,673
	1,906,633
	$ 2,123,077

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $176,779 during 2010 as follows:

	2010
Investments at fair value as determined by quoted market price:	
Kimberly-Clark Corporation stock fund	$ (7,450)
Investments at estimated fair value:	
Collective funds - BlackRock	166,992
Collective funds – Ameriprise	5,635
	172,627
Self- directed brokerage account:	
Bonds	28
Common stock	5,990
Preferred stock	412
Mutual funds	5,070
Limited partnerships	102
	11,602
	$ 176,779

6. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2010, the Plan held 2,926,942 shares of the Corporation's common stock at a fair value of $184,514. During the year ended December 31, 2010, 2,173,920 shares were acquired; and 5,587,693 shares were disposed; and 6,340,715 shares were transferred in from the RCP Plan.

All of the above transactions are exempt from the prohibitions against party-in-interest transactions under ERISA.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8. FEDERAL INCOME TAX STATUS

During January 2010, the Corporation requested a determination letter and received acknowledgment from the Internal Revenue Service (the "IRS") that the application has been received. However, the Corporation intends to file a new request for determination letter in 2011 as there have been amendments made to the Plan. The Plan is intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and is not aware of any Plan provision or operation that would result in the disqualification of the Plan. The federal income tax status of participants with respect to the Plan is as follows: A participant's after-tax and Roth contributions, in whatever form, are not tax-deductible by the participant; however, the portion of a distribution attributable to such contributions is not taxable upon distribution. Participant pre-tax 401(k) contributions are considered contributions by the Employer rather than the participant and, as a result, are not taxable until the year in which they are distributed. Employer contributions and the earnings on employer and participant contributions are generally not taxable to the participant until the year in which they are distributed.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9. CHANGES TO THE PLAN

During the year ended December 31, 2010, the Plan was amended to (a) add sales incentive and lump sum in lieu of wage increase to the definition of eligible earnings; (b) remove employer matching contributions from the definition of Roth 401(k) rollover contributions; (c) provide that if a participant does not make an election with respect to a participant's rollover contributions, the rollover contributions will be allocated based on the participant's election on file or if no election on file, then the applicable Target Date fund, all effective January 1, 2010; (d) reflect that on January 1, 2011 all eligible active employees, on-leave employees and all other Kimtech participants will begin participation in the Plan and, December 31, 2010 at 11:59 p.m., Kimtech participant account balances, loans, beneficiary designations, investment choices and elections will be transferred from the RCP to the Plan on Monday, January 3, 2011, and reflect that new employees hired on or after January 1, 2011 at the Kimtech facility will be eligible to participate in the Plan; (e) state that an employee age 50 or above may continue to make employee contributions up to the limit set forth in Section 402(g) and 414(v) of the Internal Revenue Code of 1986; (f) reflect the survivor rules for terminated participants who die while performing qualified military service in accordance with changes made by the HEART Act; (g) clarify that a participant performing services in the uniformed services while on active duty for more than 30 days shall be treated as severed from employment and may request a distribution of his 401(k) contributions and Roth 401(k) contributions and any earnings associated with these contributions, all effective January 1, 2010; (h) add I-Flow and AcryMed, Inc. as employers under the Plan and all salaried and hourly employees of I-Flow Corporation and AcryMed, Inc. will become participants, effective January 1, 2011.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefit payments requested by participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year end, but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010:

		2010
Benefits paid to participants per the financial statements	$	151,846
Add: Benefit payments requested by participants at December 31, 2010		304
Benefits paid to participants per Form 5500	$	152,150

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010:

		2010
Net assets available for benefits per the financial statements	$	2,169,899
Less: Benefit payments requested by participants at December 31, 2010		(304)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts		3,037
Net assets available for benefits per the Form 5500	$	2,172,632

The following is a reconciliation of investment income per the financial statements for year ended December 31, 2010:

		2010
Total investment income per the financial statements	$	190,270
Add: Adjustment from contract value to fair value for fully benefit-responsive investments contracts for 2010		3,037
Total investment income per Form 5500	$	193,307

* * * * * * * * * * * * * *

SUPPLEMENTAL INFORMATION REQUIRED
BY THE DEPARTMENT OF LABOR'S RULES AND
REGULATIONS FOR REPORTING AND DISCLOSURE
UNDER THE EMPLOYEE RETIREMENT
INCOME SECURITY ACT OF 1974

KIMBERLY-CLARK CORPORATION 401(k) & PROFIT SHARING PLAN
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010
(Dollars in thousands)

Sponsor's EIN: 39-0394230

Plan Name/Number: Kimberly-Clark Corporation 401(k) & Profit Sharing Plan/016

Identity of Investment Issuer	Description of Investment	Cost	Fair Value
The Northern Trust[1]	Cash Equivalents		$ 31,334
Kimberly-Clark Corporation[1]	Stock Fund		185,110
Hewitt	Self-Directed Brokerage Account		115,673
BlackRock	Collective Funds:		
	Russell 1000 Value Fund T		94,522
	Russell 2000 Index Non-Lendable Fund F		130,536
	U. S. Debt Index Non-Lendable Fund F		224,263
	Equity Index Non-Lendable Fund F		307,933
	Russell 1000 Growth Fund T		140,821
	MSCI EAFE Equity Index Non-Lendable Fund F		283,132
	LifePath Index Retirement Non-Lendable Fund F		28,401
	LifePath Index 2015 Non-Lendable Fund F		63,386
	LifePath Index 2025 Non-Lendable Fund F		102,833
	LifePath Index 2035 Non-Lendable Fund F		64,615
	LifePath Index 2045 Non-Lendable Fund F		33,652
			1,474,094
Ameriprise Trust Company	Collective Funds:		
	U. S. Government Securities Fund Z		52,815
	Money Market Fund Z		22,036
	Stable Capital Fund Z		68,385
	Income Fund Z		173,630
			316,866
Notes receivable from participants			16,823
Total Investments			$ 2,139,900

[1]Sponsor and/or issuer known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

KIMBERLY-CLARK CORPORATION 401(k) & PROFIT SHARING PLAN

SPONSOR'S EIN: 39-0394230
PLAN NAME/ NUMBER: KIMBERLY-CLARK CORPORATION 401(K) & PROFIT SHARING PLAN/ 016

SCHEDULE H, PART IV, 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2010
(Dollars In thousands)

		Purchased		Sold/Matured		
Identity of Investment Issuer	Description of Investment	Purchase Price	# of Transactions	Selling Price	Cost of Asset	Net Gain (Loss)
Single Transactions						
BlackRock	U.S. Debt Index Non-Lendable Fund F	$ 106,971	1			
BlackRock	Equity Index Non-Lendable Fund F	165,922	1			
BlackRock	MSCI EAFE Equity Index Non-Lendable Fund F	128,658	1			
BlackRock	LifePath Index 2025 Non-Lendable Fund F	103,281	1			

See accompanying report of independent registered public accounting firm.